Exhibit 14.1

SACHEM CAPITAL CORP.

CODE OF ETHICS

This Code of Ethics applies to Sachem Capital Corp.’s (“Sachem,” “we,” “us,” or “our”) Board of Directors, officers and employees (collectively, "Sachem Personnel") and is intended to qualify as a "Code of Ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder; as well as the NYSE MKT LLC listing requirements or such other national securities exchange or market constituting the principal venue for listing of our common shares. Accordingly, this Code of Ethics for Sachem Personnel provides general guidelines for conducting our business in accordance with high standards of business conduct. It is designed to deter wrongdoing and to promote honest and ethical conduct, proper disclosure of financial information and compliance with applicable laws, rules and regulations.

Standards of Conduct

We are committed to conducting business with integrity according to the highest ethical standards. This means that we are honest and ethical in all our business practices, including the ethical handling of actual or apparent conflicts of interest in personal and professional relationships. We will avoid conflicts of interest and seek the approval of any material transaction or relationship that reasonably could be expected to give rise to such a conflict from our Audit Committee or other independent committee of the Board of Directors in the case where it is inappropriate for our Audit Committee to review such a transaction due to a conflict of interest. We obey both the letter and spirit of the laws that apply to our business. Most importantly, this means we carry out our business activities with integrity so that if our private business dealings were to become public, we would be proud of the manner in which we have acted.

The fact that our competition may behave differently will never be an excuse for failing to act according to Sachem’s standards. We do not compromise our standards regardless of any internal or external pressures, financial or otherwise. Sachem will never authorize anyone, regardless of position, to commit an illegal or improper act or to direct another employee to commit such an act. Board members, officers and employees may never justify an illegal, unethical or improper act by claiming it was necessary to compete in the local business climate, necessary to meet the financial goals of Sachem or ordered by a superior.

We have a responsibility to our employees, the men and women who work with us. Everyone will be considered as an individual. We will respect our employees' dignity and recognize their merit. Compensation must be fair and adequate, and working conditions clean, orderly and safe. Employees must feel free to make suggestions and complaints. There must be equal opportunity for employment, development and advancement, and their actions must be just and ethical. We have a responsibility to the communities in which we live and work and to the world community as well. We must be good citizens, support good works and charities, and bear our fair share of taxes. We encourage civic improvements and better health and education. We must maintain in good order the property we use, protecting the environment and natural resources.

We have a responsibility to our shareholders. Business must make a sound profit. We must experiment with new ideas. Research will be carried on and innovative programs developed. Accordingly, we will:

•	Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest in personal and professional relationships; Avoid conflicts of interest and report any material transaction or relationship that reasonably could be expected to give rise to such a conflict;
•	Provide full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submits to, the U.S. Securities and Exchange Commission and in other public communications made by us;

•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's own judgment to be subordinated; Comply with applicable governmental laws, rules and regulations as well as the rules and regulations of any self-regulatory organizations of which we are a member; and
•	Take reasonable measures to protect the confidentiality of non-public information about us and to prevent the unauthorized disclosure of such information unless applicable law, regulation, or other legal or regulatory process requires such disclosure.

When we operate according to these principles, the shareholders should realize a fair return.

Reporting Violations

Sachem Personnel must promptly report any possible violation of this Code of Ethics, including transactions or relationships that reasonably could be expected to give rise to a violation, to the Board of Directors. Sachem strictly prohibits any retaliation against anyone who, in good faith, reports known or suspected violations. Individuals may choose to remain anonymous in reporting any violations of this Code of Ethics through the process as described in the Standards of Business Conduct and Ethics.

Accountability and Adherence

The Board of Directors or a committee thereof will investigate any reported violations of this Code of Ethics and will determine appropriate disciplinary actions, up to and including termination of employment. Such disciplinary actions will be based on the facts and circumstances of each particular case and reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code of Ethics. Violations of this Code of Ethics may also constitute violations of law, which may result in criminal or civil penalties.

Waivers or Amendments

Waivers of or amendments to this Code of Ethics must be approved by the Board of Directors or a committee thereof. Waivers will be granted on a case-by-case basis in the sole discretion of the Board of Directors or a committee thereof, and any such waiver or amendment shall be publicly disclosed as required by the U.S. Securities and Exchange Commission.

Conclusion

This Code of Ethics and the matters contained herein are neither a contract of employment nor a guarantee of continuing company policy. Sachem reserves the right to amend, supplement or discontinue this Code of Ethics and the matters addressed herein, without prior notice, at any time. All of us have the responsibility for nurturing a culture in which compliance with Sachem’s policies and applicable laws is at the very core of our business activities. It is, and must be, the way we work.

As a company and individuals, we will display the characteristics of honesty, ethics, responsibility and openness. This is our worldwide corporate code of ethics and it applies to Sachem Personnel. In addition, we expect our vendors, suppliers and customers to support and comply with our guidelines.

John L. Villano

Chairman of the Board

Sachem Capital Corp.